EXHIBIT (d)(4)

PROSPECTUS

hi/fn, inc.

1996 Equity Incentive Plan

     This Prospectus relates to shares of common stock (the “Common Stock”) of hi/fn, inc. (the “Company”) offered to employees, directors and consultants of the Company pursuant to options granted under the Company’s Amended and Restated 1996 Equity Incentive Plan (the “Plan”). The terms and conditions of grants made pursuant to the Plan, including the prices of the shares of Common Stock, are governed by the provisions of the Plan and the agreements thereunder.

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING
SECURITIES THAT HAVE BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933, AS AMENDED.

     The Company’s executive offices are located at 750 University Avenue, Los Gatos, California, 95302, and its telephone number at that location is (408) 399-3500.

The date of this Prospectus is November 15, 2001.

     This Prospectus contains information concerning the Company and the Plan but does not contain all the information set forth in the Registration Statement on Form S-8 for the Plan which the Company has filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement, including the exhibits thereto, may be inspected at the Commission’s office in Washington, D.C. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s Web site is http:\\www.sec.gov.

     The Company will undertake to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, (i) a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents, and (ii) a copy of any other documents required to be delivered to optionees under the Plan pursuant to Rule 428(b) under the Securities Act, including the Company’s most recent Annual Report to Shareholders, proxy statement and other communications distributed to its shareholders generally. Requests for such copies and requests for additional information about the Plan and its Administrator should be directed to William R. Walker, Chief Financial officer, hi/fn, inc., 750 University Avenue, Los Gatos, California, 95302. The telephone number for William R. Walker is (408) 399-3500.

     Except for the person set forth in the foregoing paragraph, the Company has not authorized any person to give any information or make any representations, other than those contained in this Prospectus, in connection with the Plan. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offering in any state in which such offering may not lawfully be made.

QUESTIONS AND ANSWERS ABOUT THE HI/FN, INC.

1996 Equity Incentive Plan

What is the Plan?

     The Plan was adopted by the Board of Directors (the “Board”) and approved by the stockholders in November 1996 to provide equity incentives to employees, directors and consultants of the Company or any parent or subsidiary providing such individuals with an opportunity to acquire shares of our common stock.

     The Plan is not a qualified deferred compensation plan under 401(a) of the Code nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan will expire by its own terms in the year 2006, unless terminated sooner by the Board of the Company.

What Should I Know about this Prospectus?

     This Prospectus describes the main features of the Plan. However, this prospectus does not contain all of the terms and conditions of the official Plan document. Accordingly, if there is any difference between the terms and conditions of the Plan as described in this Prospectus and the provisions of the Plan document, the Plan document will govern.

How Many Shares of Stock are Reserved for Issuance Under the Plan?

     The Company has reserved a total 3,949,900 shares of Common Stock for issuance under the Plan.

Who Administers the Plan?

     The Plan is administered by the Board or a committee appointed by the Board (as applicable, the “Administrator”). Members of the Board generally are elected for three-year terms but can be removed from office for “cause” upon a sufficient vote of the stockholders.

     The members of the Committee are chosen by the Board so that grants made under the Plan to officers and directors of the Company who are subject to liability under Section 16 of the Securities Exchange Act of 1934 (“Section 16 Insiders”), and other transactions by such persons, qualify for the maximum exemption from Section 16 liability provided by Rule 16b-3.

     The Administrator has final authority to interpret any provision of the Plan or any grant made under the Plan. However, directors who are not employees receive automatic, nondiscretionary annual grants of options.

Who is Eligible to Participate in the Plan?

     Employees, directors and consultants of the Company, or any parent or subsidiary of the Company, are eligible to receive nonstatutory stock options (“NSOs”), stock appreciation rights (“SARs”), stock purchase rights and stock bonuses.

     Only employees of the Company, or any parent or subsidiary of the Company, are eligible to receive incentive stock options (“ISOs”).

     Only directors who are not employees of the Company receive automatic grants under the Plan.

     No employee, director or consultant may be granted stock bonuses and/or stock purchase rights or options to purchase more than 1,000,000 shares in any fiscal year, except in the case of initial employment, at which time stock bonuses and/or stock purchase rights and options to purchase an additional 1,000,000 shares may be granted.

How are the automatic, nondiscretionary grants to nonemployee directors administered?

     The Plan provides for the automatic grant of options to nonemployee Directors as follows:

     First Option. Nonemployee directors automatically be granted an option to purchase 10,000 shares of our common stock upon the date on which he or she first becomes a nonemployee director, or

     Nonemployee directors will not be granted an option to purchase 10,000 shares pursuant to a First Option, however, if he or she becomes a nonemployee director by ceasing to be an employee.

     Subsequent Option. Nonemployee directors will automatically be granted an option to purchase 2,000 shares on the date of the annual meeting of the stockholders each year, as long as he or she has continuously served on our board of directors for the preceding six months as of such grant date.

Who Selects the Employees, Directors and Consultants Who Receive Grants?

     The Administrator selects the employees, directors and consultants who receive options under the Plan. However, nonemployee directors automatically receive annual grants of options, as discussed above.

What Types of Grants are Permitted Under the Plan?

     The Plan permits the Company to grant ISOs, NSOs, stock purchase rights, SARs and stock bonuses. These grants are described below. The “Tax Information” section summarizes the tax treatment of each of these grants.

What is a Stock Option?

     An option is a right to buy stock in the future at a predetermined price. ISOs are options that qualify for preferred tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). NSOs are options that do not qualify as ISOs.

     Subject to the provisions of the Plan, the Administrator determines the term of each option, the number of shares subject to each option, and the time each option may be exercised. However, the term of an ISO may not exceed ten years from the date of grant (and in some cases five years).

     The Administrator also determines the option exercise price. However, the exercise price of an ISO and an NSO intended to qualify under 162(m) of the Code may not be less than the fair market value of the Common Stock on the date of grant. Under certain circumstances, the exercise price of an ISO may not be less than 110% of the fair market value on the date of grant.

     If an optionee’s employment relationship, directorship and/or consulting relationship terminates for any reason, his or her option may be exercised to the extent it was exercisable on the date of such termination for a period of time determined by the Administrator at the time the option is granted. In the case of a termination other than for disability or death, the period for exercise of an option following termination generally will be three months. In the case of a termination for disability, the period for exercise following termination generally will be twelve months. In the case of a termination for death, the period of exercise following termination generally will be eighteen months. In no event may an option be exercised after the expiration of the original term of the option.

     The Administrator determines how an optionee may pay the exercise price of an option. The Plan specifically states that the following are acceptable forms of consideration: cash, check, promissory note, certain other shares of Common Stock, “cashless exercise,” a reduction in the amount of any Company liability to the optionee, any other form of consideration permitted by applicable law or any combination thereof. Subject to the Administrator’s discretion, an optionee who incurs a tax liability upon the exercise of an option may satisfy any withholding obligation by electing to have the Company retain a sufficient number of shares to cover the withholding obligation.

     The Administrator may at any time offer to buy out any outstanding option, based on such terms and conditions as the Administrator shall establish and communicate to the optionee at the time such offer is made.

What Is a Stock Purchase Right?

     A stock purchase right is a right to buy shares of our common stock. The administrator of the Plan determines the terms and conditions under which shares of our common stock may be purchased pursuant to a stock purchase right. If you are granted a stock purchase right, we will generally retain the right to repurchase the shares of common stock at their original purchase price if your employment, director or consulting relationship is terminated. The administrator determines the schedule as to which a repurchase right will lapse each year.

What is a Stock Appreciation Right?

     There are three kinds of stock appreciation rights. A “Concurrent SAR” and a “Tandem SAR” are each granted concurrently in connection with all or any part of an option. The other is granted independently of options.

     A Tandem SAR granted in connection with an option entitles the optionee to exercise the SAR by surrendering to the Company unexercised the corresponding portion of the related option. The optionee receives in exchange from the Company an amount equal to the excess of the fair market value of the Common Stock covered by the surrendered portion of the related option on the date of exercise of the SAR over the exercise price of the related option. When an SAR granted in connection with an option is exercised, the related option, to the extent surrendered, ceases to be exercisable. An SAR granted in connection with an option remains exercisable until, and expires no later than, the date on which the related option ceases to be exercisable or expires.

     A Concurrent SAR granted in connection with an option is exercise automatically at the same time the underlying option is exercised. Upon the exercise of a concurrent SAR, the optionee receives from the Company an amount equal to the excess of the fair market value of the Common Stock covered by the surrendered portion of the related option on the date of exercise of the SAR over the exercise price of the related option.

     An SAR granted independently of an option entitles the optionee, upon exercise, to receive a payment from the Company. The amount of the payment will equal the excess of the fair market value of the Common Stock covered by the exercised portion of the SAR as of the date of exercise over the fair market value of the Common Stock covered by the exercised portion of the SAR as of the last market trading date prior to the date on which the SAR was granted. An SAR granted without a related option will be exercisable, in whole or in part, at such time as the Committee specifies in the SAR agreement.

     The Company’s obligation arising upon the exercise of an SAR may be paid in Common Stock or in cash, or any combination thereof, as the Committee may determine.

What are Stock Bonuses?

     Stock bonuses are awards of stock based on the performance of the Company, the individual, or any parent, subsidiary or other entity affiliated with the Company. The Committee determines the specific business objectives and other criteria or factors that are the basis of such awards.

What Terms Apply to All Options?

     Written Agreements. All awards granted under the Plan are evidenced by a written agreement between the Company and the employee, director or consultant to whom the option is granted.

     Rule 16b-3. Awards granted to persons subject to Section 16 of the Exchange Act, referred to as “Insiders,” are subject to any additional applicable restrictions under Rule 16b-3. See “Additional Considerations Applicable to Section 16 Insiders.”

     Non-transferability of Awards. Subject to the discretion of the Administrator, awards granted under the Plan are generally non-transferable by the participant, other than by will or the laws of descent and distribution, and may generally be exercised during the lifetime of the participant only by him or her.

     Adjustment on Changes in Capitalization. In the event any change, such as a stock split or dividend, is made in the Company’s capitalization which results in an increase or decrease in the number of issued shares of Common Stock without receipt of consideration by the Company, an appropriate adjustment will be made in the price of each option and in the number of shares subject to each option.

     Effect of Dissolution or Liquidation of the Company. In the event of a proposed dissolution or liquidation of the Company, the Administrator may, in its discretion, provide that all outstanding options will become vested and exercisable as to all shares subject to options, including shares as to which the options would not otherwise be vested or exercisable.

     Effect of Acquisition of the Company. In the event of the merger of the Company with or into another corporation, or the sale of all or substantially all of the Company’s assets, each outstanding option may be assumed or substituted for by the successor corporation (or a parent or subsidiary or such successor corporation). If the successor corporation refuses to assume or substitute for the outstanding options, such options will become vested and exercisable as to all shares subject to the option, including shares as to which the options would not otherwise be vested or exercisable.

     Amendment and Termination. The Board may amend, alter, suspend or discontinue the Plan at any time, but such amendment, alteration, suspension or discontinuation may not adversely affect any outstanding option without the consent of the holder. To the extent necessary and desirable to comply with Section 422 of the Code (or any other applicable law or regulation), the Company must obtain stockholder approval of certain amendments to the Plan in the manner and to the degree required by such laws and regulations.

Additional Considerations for our “Affiliates".

     Certain of our officers and directors are considered our “affiliates”, as that term is defined in Rule 144(a) under the Securities Act. Affiliates may resell shares of our common stock subject to the restrictions of Rule 144 or pursuant to an effective registration statement. Rule 144 requires that resales by affiliates satisfy the following conditions:

•	the resale must be made through a broker in an unsolicited “broker’s transaction” or in a direct transaction with a “market maker,” as those terms are defined under the Securities Exchange Act of 1934, as amended;

•	certain information about us must be publicly available;

•	the amount of our common stock sold in any three-month period must not exceed the greater of:

•	one percent of the shares of our common stock outstanding as shown by our most recent published report or statement, or

•	the average weekly reported volume of trading in our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale; and,

•	if applicable, a Form 144 must be timely filed with the Securities and Exchange Commission.

If the resale is by an affiliate pursuant to a registration statement, it may not be made in reliance on the registration statement on Form S-8 filed in connection with the issuance of the shares described in this prospectus.

TAX INFORMATION

     The following is a brief summary of the effect of U.S. federal income tax laws upon options granted under the Plan based on U.S. federal securities and income tax laws in effect on November 15, 2001.

     This summary is not intended to be exhaustive and does not discuss the tax consequences of a participant’s death or the provisions of any income tax laws of any municipality, state or foreign country in which an optionee may reside. An optionee should consult his or her own tax advisor regarding the taxation of these options.

     Incentive Stock Options. You recognize no taxable income upon the grant or exercise of an incentive stock option (unless the alternative minimum tax rules apply). If shares are issued to you pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of the shares is made by you within two years after the date of grant or within one year after the issuance of such shares to you, then:

•	upon the resale of such shares, any amount realized by you in excess of the option exercise price will be treated as a long-term capital gain and any loss sustained will be a long-term capital loss, and

•	we will not be allowed any deduction for federal income tax purposes.

     If you dispose of shares acquired upon the exercise of an incentive stock option before the expiration of either holding period described above, generally:

•	you will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the option exercise price paid for such shares, and

•	we will be entitled to a tax deduction in the same amount.

     Any further gain or loss realized by you will be taxed as short-term or long-term capital gain or loss, as the case may be, and will not result in any deduction by us.

     If an option designated as an incentive stock option first becomes exercisable in any calendar year for shares in which the aggregate fair market value exceeds $100,000, the exercise of such excess shares will be treated for income tax purposes as having been acquired by you pursuant to an nonstatutory stock option. For purposes of this rule:

•	all incentive stock options we have granted to you are aggregated,

•	the fair market value of an option share is its value on the date of grant of the option, and

•	options are taken into account in the order in which they are granted.

     Nonstatutory Stock Options. With respect to nonstatutory stock options, no income is recognized by you at the time the option is granted. Generally, at exercise, ordinary income is recognized by you in an amount equal to the difference between the option exercise price paid for the shares and the fair market value of the shares on the date of exercise, and we are entitled to a tax deduction in the same amount. Upon disposition of the shares by you, any gain or loss is treated as capital gain or loss. If you were an employee at the time of grant, any income recognized upon exercise of a nonstatutory stock option will constitute wages for which withholding will be required.

     Stock Purchase Rights. Generally, no income will be recognized by you in connection with the grant of an stock purchase right or the exercise of the right for unvested stock, unless an election under Section 83(b) of the Code is filed with the Internal Revenue Service within thirty (30) days of the date of exercise of the stock purchase right. Otherwise, as our repurchase option lapses, you will recognize compensation income in an amount equal to the difference between the fair market value of the stock at the time our repurchase option lapses and the amount paid for the stock, if any. Upon your disposition of the shares, any gain or loss is treated as capital gain or loss. If you are also an employee, any amount treated as compensation will be subject to tax withholding by us, and we will be entitled to a tax deduction in that amount at the time you recognize ordinary income with respect to a stock purchase right.

     Stock Appreciation Rights. No income will be recognized by a recipient in connection with the grant of an SAR. When the SAR is exercised, the recipient generally will be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of cash received and the fair market value of any Common Stock received on the exercise. In the case of a recipient who is also an employee, any income recognized on exercise of an SAR will constitute wages for which withholding will be required. The Company will be entitled to a tax deduction in the same amount to the extent permitted under Section 162 of the Code. If the optionee receives Common Stock upon the exercise of an SAR, any gain or loss on the subsequent sale of such stock will be treated in the same manner as discussed above under “Nonstatutory Stock Options.”

     Stock Bonuses. Generally, no income will be recognized by a recipient in connection with the grant of a Stock Bonus of unvested stock, unless an election under Section 83(b) of the Code is filed with the Internal Revenue Service within 30 days of the date of grant in the case of an award of stock. Otherwise, at the time the Stock Bonus vests, the recipient generally will recognize compensation income in an amount equal to the difference between the fair market value of the stock at the time of vesting and the amount paid for the stock, if any. Generally, the recipient will be subject to tax consequences similar to those discussed under “Nonstatutory Stock Options.” In the case of a recipient who is also an employee, any amount treated as compensation will be subject to tax withholding by the Company. The Company will be entitled to a tax deduction in the amount and at the time the recipient recognizes ordinary income with respect to a Stock Award to the extent permitted under Section 162 of the Code.

     Capital Gain. Capital gains are grouped and netted by holding periods. Net capital gain on assets held for twelve (12) months or less is taxed currently at your highest marginal income tax rate. Net capital gain on assets held for more than twelve (12) months is taxed currently at a maximum federal rate of twenty percent (20%). Capital losses are first allowed in full against capital gains and then up to $3,000 against other income.

     Alternative Minimum Tax. The exercise of an ISO granted under the Plan may subject the optionee to the alternative minimum tax (“AMT”) under Section 55 of the Code. In computing alternative minimum taxable income, shares purchased upon exercise of an ISO are treated as if they had been acquired by the optionee pursuant to an NSO. See “Nonstatutory Stock Options,” below. Under certain circumstances, an optionee may affect the timing and measurement of AMT by filing an election with the Internal Revenue Service under Section 83(b) within 30 days after the date of exercise of an ISO. Accordingly, an optionee should consult his or her own tax advisor prior to exercising an ISO concerning the advisability of filing an election under Section 83(b) of the Code for alternative minimum tax purposes.

     If an optionee pays AMT in excess of his or her regular tax liability, the amount of such AMT relating to ISOs may be carried forward as a credit against any subsequent years’ regular tax in excess of the AMT.

ADDITIONAL CONSIDERATIONS APPLICABLE TO SECTION 16 INSIDERS

     In certain circumstances, where the participant is an officer (as that term is used in Section 16 of the Exchange Act), director or beneficial owner of more than 10% of the Common Stock of the Company, the date upon which tax liability is incurred with respect to grants under the Plan may be deferred unless the optionee or right holder files an election with the Internal Revenue Service under Section 83(b) of the Code. All Section 16 Insiders are advised to consult with their personal tax advisors regarding the tax consequences of exercising options or rights under the Plan and the advisability of filing an election under Section 83(b) of the Code. In addition, all Section 16 Insiders are advised to consult with the Company’s General Counsel and with their own personal advisors regarding reporting and liability under Section 16 with respect to their transactions under the Plan.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents and information heretofore filed by us with the Securities and Exchange Commission are hereby incorporated by reference:

(a)	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed pursuant to Section 13 of the Exchange Act.

(b)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed pursuant to Section 13 of the Exchange Act.

(c)	The description of our Common Stock to be offered hereby which is contained in our Registration Statement on Form 10-12G filed August 7, 1998.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing such documents.